April 23, 2020

United States Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Attention: Tim Levenberg, Special Counsel

                  Irene Barberena-Meissner, Staff Attorney

Re: Boomer Holdings Inc.

Registration Statement on Form S-1

Filed March 11, 2020

File No. 333-237087

Dear Mr. Levenberg and Ms. Barbarena-Meissner:

Please be advised that the undersigned is the duly-appointed Chief Executive Officer of Boomer Holdings, Inc., the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Issuer’s Registration Statement on Form S-1, filed on March 11, 2020 (the “Registration Statement”) provided in your letter dated April 7, 2020 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter and provide explanation, where necessary of Amendment No. 1 to Registration Statement on Form S-1 filed on March 11, 2020. Our responses follow the text of each Comment Letter, which we have reproduced below for your convenience.

Registration Statement on Form S-1
Company Overview, page 1

1.	You disclose that your CB5 formula is the first FDA-compliant alternative that fully supports the body’s endocannabinoid system (ECS). Please revise your disclosure to clearly explain the meaning of the term "FDA-compliant" as used with respect to your CB5 formula. Please also disclose whether your products are subject to regulation by the FDA and /or require FDA approval, and if they are not, please provide related risk disclosure in an appropriate place in the filing.

The Issuer has revised the registration statement to explain the meaning of the term “FDA-compliant” and to disclose the regulation of its products. In addition, we have added the following risk factor:

We are or will be subject to regulations that could adversely affect our business and results of operations.

We are or will be subject to extensive regulations where we manufacture, distribute and/or will sell our products. Our products are subject to numerous food safety and other laws and regulations relating to the sourcing, manufacturing, storing, labeling, marketing, advertising and distribution of these products. If regulators determine that the labeling and/or composition of any of our products is not in compliance with law or regulations, or if we or our co-manufacturers otherwise fail to comply with applicable laws and regulations, we could be subject to civil remedies or penalties, such as fines, injunctions, recalls or seizures, warning letters, restrictions on the marketing or manufacturing of the products, or refusals to permit the import or export of products, as well as potential criminal sanctions. In addition, enforcement of existing laws and regulations, changes in legal requirements and/or evolving interpretations of existing regulatory requirements may result in increased compliance costs and create other obligations, financial or otherwise, that could adversely affect our business, financial condition or operating results.

Additionally, the original draft of the Registration Statement contained the following risk factor:

The Company is subject to numerous laws and regulations. The Company’s products are affected by a variety of regulations at the State and Federal levels. The Company will need to constantly monitor developments and adjust to changes in the laws and regulations. Such laws and regulations may change from time to time, and the Company may or may not be able to comply with new requirements. In addition, the cost of compliance may be very high and affect operating income.

2.	Please revise your disclosure to define the term "terpene."

The following definition of terpene was included:

Terpenes are aromatic compounds found in many plants that create their characteristic aroma. Terpenes may also offer some health benefits to the human body. Terpenes are found in basil, thyme, black pepper, hops, rosemary, lemongrass, jasmine, pine trees, cacao, and other plants and flowers.

Risk Factors, page 4

3.	In light of the recent novel coronavirus (COVID-19) outbreak, please tell us whether the outbreak has impacted, or you expect the outbreak to have a material impact in the near-and long-term, and if so, disclose this in your filing. For example, describe any current and anticipated material impact on your financial condition and results of operations and any anticipated impact on your overall liquidity position and outlook as a result of the outbreak. For guidance, see Division of Corporation Finance Disclosure Guidance: Topic No. 9 (March 25, 2020), available at www.sec.gov/corpfin/coronavirus-covid-19 .

The Issuer has updated the business section of the registration statement to include the following disclosure:

Recently, due to the COVID-19 pandemic, in-stores sales of the Company’s products have been completely reduced to zero and the Company’s planned openings of retail stores in New York and Chicago have been delayed indefinitely as well as potential tests in retail stores. The Company has shifted its focus to its Boomer Medical Supplies segment. Boomer Medical Supplies is focusing on the perceived opportunity created from the recent shift away from the reliance on Chinese-produced medical supplies. The Company has established exclusive arrangements with non-Chinese medical supplies manufacturers mainly focusing on face masks, linens, bedding, gloves, and gowns. The Company is currently successfully selling a variety of face masks and hand sanitizers to consumers online, at our retail stores, and through distribution to doctors, therapists, and wholesale brokers. The company has been receiving approximately 1,000 online orders per day for facemasks and hand sanitizers a number of larger, wholesale orders.

In addition, the Issuer included the following Risk Factors to the Registration Statement:

Risks Related to the COVID-19 Pandemic

The recent COVID-19 pandemic may adversely affect our business, results of operations, financial condition, liquidity, and cash flow.

While the complete impact on our business from the recent outbreak of the COVID-19 coronavirus is unknown at this time and difficult to predict, various aspects of our business are being adversely affected by it and may continue to be adversely affected.

As of the date hereof, COVID-19 has been declared a pandemic by the World Health Organization, has been declared a National Emergency by the United States Government and has resulted in several states being designated disaster zones. COVID-19 coronavirus caused significant volatility in global markets, including the market price of our securities. The spread of COVID-19 coronavirus has caused public health officials to recommend precautions to mitigate the spread of the virus, especially as to travel and congregating in large numbers. In addition, certain states and municipalities have enacted, and additional cities have enacted and others are considering, quarantining and “shelter-in-place” regulations which severely limit the ability of people to move and travel, and require non-essential businesses and organizations to close.

Our stores and the stores that sell our products are considered non-essential. There is significant uncertainty around the breadth and duration of these store closures and other business disruptions related to COVID-19, as well as its impact on the U.S. economy, consumer willingness to visit malls and shopping centers, and employee willingness to staff our stores once they re-open. The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken to contain it or treat its impact.

Thus far, these restrictions have adversely affected our business, results of operations and financial condition. It is unclear how such restrictions, should they continue for an extended period, which will contribute to a general slowdown in the global economy, will affect our business, results of operations, financial condition and our future strategic plans.

General securities market uncertainties resulting from the COVID-19 pandemic.

Since the outset of the COVID-19 pandemic the US and worldwide national securities markets have undergone unprecedented stress due to the uncertainties of the pandemic and the resulting reactions and outcomes of government, business and the general population. These uncertainties have resulted in declines in all market sectors, increases in volumes due to flight to safety and governmental actions to support the markets. As a result, until the pandemic has stabilized, the markets may not be available to the Registrant for purposes of raising required capital. Should we not be able to obtain financing when required, in the amounts necessary to execute on our plans in full, or on terms which are economically feasible we may be unable to sustain the necessary capital to pursue our strategic plan and may have to reduce the planned future growth and scope of our operations.

Risks Related to the Company

The Company may incur losses as it seeks to grow., page 4

4.	Please revise this risk factor to reflect that you have already incurred losses. In this regard, we note that you had $2,866,073 in net loss for the period June 7, 2019 (date of formation) to December 31, 2019.

The Issuer has updated the risk factor to state:

The Company has a history of operating losses and may continue to incur losses as it seeks to grow.

The Company had $2,866,073 in net losses for the period June 7, 2019 (date of formation) to December 31, 2019. Additionally, the Company may incur future losses from the launch of new retail stores, inventory buildup that remains unsold, expenses associated with new marketing initiatives, and the growing expenses associated with additional staff necessary to manage Company growth. The extent of losses and the time required to reach profitability are uncertain. There can be no assurance that the Company will be able to obtain or sustain profitability on an ongoing basis.

Business, page 13

5.	Please expand your disclosure to describe how, where, and by whom your products are manufactured and supplied.

The Issuer has updated the Business section to include the following:

Our product formulas are developed by our team of medical and scientific advisory board and are currently manufactured by FDA registered and GMP certified third-party contract manufacturers located in Florida.

6.	In the fifth and sixth paragraphs under "Products" and elsewhere in your prospectus, you refer to purported benefits and effects your products have on humans and pets, including a reference to "medical-grade skincare." Similarly, you discuss these benefits and effects in the first paragraph on page 14 under "Market Size," suggesting in part that "CB5 is a more effective solution than CBD because it hits more receptors in the ECS with an entourage effect of many different plant terpenes." Disclose clearly that the FDA has not reviewed or cleared any of your products and that it also has not endorsed or verified any of your claims regarding your products. If accurate, also disclose that none of your products is designed to treat or cure any disease, and that none has been approved by the FDA for any purpose.

The registration statement has been revised to include the following disclosure:

These statements have not been evaluated by the Food and Drug Administration. The FDA has not reviewed or cleared any of our products nor has the FDA endorsed or verified any of our claims regarding our products. Our products are not intended to diagnose, treat, cure, or prevent any disease and none of our products have been approved by the FDA for any purpose.

Government Regulation, page 14

7.	You disclose that you are in compliance with applicable federal, state and other regulations and that you have compliance programs in place to ensure compliance going forward. Please expand your disclosure to describe the regulations that are material to your business. See Item 101(h)(4)(ix) of Regulation S-K.

The Issuer has included the following disclosure related to the Government Regulation it is subject to:

GOVERNMENT REGULATION

We believe we are in compliance with applicable federal, state and other regulations and that we have compliance programs in place to ensure compliance going forward. There are no regulatory notifications or actions pending.

Certain of our products are considered supplements and are regulated in the U.S. either as food or dietary supplements. The formulation manufacturing, packaging, labeling, advertising, distribution and sale (hereafter, "sale" or "sold" may be used to signify all of these activities) of dietary supplements such as those sold by the Company are subject to regulation by one or more federal agencies, principally the Food and Drug Administration (the "FDA") and the Federal Trade Commission (the "FTC"), and to a lesser extent the Consumer Product Safety Commission and United States Department of Agriculture. The Company's activities are also regulated by various governmental agencies for the states and localities in which the Company's products are sold, as well as by governmental agencies in certain countries outside the United States in which the Company's products are sold. Among other matters, regulation by the FDA and FTC is concerned with product safety and claims made with respect to a product's ability to provide health-related benefits.

Federal agencies, primarily the FDA and FTC, have a variety of procedures and enforcement remedies available to them, including initiating investigations, issuing warning letters and cease and desist orders, requiring corrective labeling or advertising, requiring consumer redress (for example, requiring that a company offer to repurchase products previously sold to consumers), seeking injunctive relief or product seizures, imposing civil penalties or commencing criminal prosecution. In addition, certain state agencies have similar authority. These federal and state agencies have in the past used these remedies in regulating participants in the dietary supplements industry, including the imposition by federal agencies of civil penalties in the millions of dollars against a few industry participants. There can be no assurance that the regulatory environment in which the Company operates will not change or that such regulatory environment, or any specific action taken against the Company, will not result in a material adverse effect on the Company. In addition, increased sales of, and publicity about, dietary supplements may result in increased regulatory scrutiny of the dietary supplements industry.

The Dietary Supplement Health and Education Act ("DSHEA") was enacted in 1994, amending the Federal Food, Drug and Cosmetic Act. The Company believes DSHEA is generally favorable to consumers and to the dietary supplement industry. DSHEA establishes a statutory class of "dietary supplements," which includes vitamins, minerals, herbs, amino acids and other dietary ingredients for human use to supplement the diet. Dietary ingredients on the market as of October 15, 1994 do not require the submission by the manufacturer or distributor to the FDA of evidence of a history of use or other evidence of safety establishing that the ingredient will reasonably be expected to be safe, but a dietary ingredient which was not on the market as of October 15, 1994 may need to be the subject of such a submission to FDA at least 75 days before marketing. Among other things, DSHEA prevents the FDA from regulating dietary ingredients in dietary supplements as "food additives" and allows the use of statements of nutritional support on product labels. The FDA has issued proposed and final regulations in this area and indicates that further guidance and regulations are forthcoming.

The FDA has issued a proposal to regulate the sale of products containing the herb "ma huang" (also known as ephedra), a natural ingredient that contains a small percentage of ephedrine alkaloids. Various states and localities also have proposed or adopted restrictions on the sale of ephedra.

In November 1998, the FTC announced new advertising guidelines specifically for the dietary supplement industry, entitled "Dietary Supplements: An Advertising Guide for Industry." These guidelines reiterate many of the policies the FTC has previously announced over the years, including requirements for substantiation of claims made in advertising about dietary supplements.

The FDA has announced its intent to issue proposed Good Manufacturing Practices regulations for the dietary supplement industry. The FDA has published the industry's proposed GMP guidelines, but has not yet published its own proposed regulations for public comment.

The Company cannot predict the nature of any future laws, regulations, interpretations or applications, nor can it determine what effect such additional regulation, when and if it occurs, would have on its business in the future. Such additional regulation could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products, additional record keeping, expanded documentation of the properties of certain products, revised, expanded or different labeling and/or additional scientific substantiation. Any or all of such requirements could have a material adverse effect on the Company.

Management, Executive Compensation and Corporate Governance, page 15

8.	Please expand the biographical descriptions for your executive officers and directors to identify the positions held and the principal employers during the past five years, eliminating any gaps or ambiguities with regard to time. Please specify for all three individuals when each such position began and ended. Also, we note that your website indicates that David Racz, James Thomsen, and Daniel Malina serve as directors on your board, but these individuals are not identified as directors in your prospectus. You refer at pages 15-16 to only one officer or director when discussing bankruptcy and legal proceedings, rather than addressing all your officers and directors. In the last paragraph at page 18, you refer to having a staggered board, but your biographical descriptions do not identify which directors serve in each of the staggered classes. Please explain or revise each of these items accordingly.

The Issuer has revised the biographies accordingly.

Please note that Messrs. Racz, Thomsen and Malina are directors of Boomer Naturals, Inc., a wholly-owned subsidiary of the Issuer (“Naturals”) but are not named executive officers or directors of the Issuer.

The Issuer has revised the disclosures on pages 15-16 and 18 accordingly.

Executive Compensation, page 16

9.	We note that your President, COO, and CEO earned salaries of $48,000, $60,000, and $60,000, respectively, for fiscal 2019. Please disclose the material terms of your employment arrangements with these executive officers, whether written or unwritten. See Item 402(o)(1) of Regulation S-K.

The Issuer has attached the employment agreements for Michael Quaid, Daniel Capri and Thomas Ziemann to the Registration Statement as Exhibits 10.5, 10.6 and 10.7 respectively. The Issuer has also included the following summary of the material terms of such agreements:

Each of Daniel Capri, Michael Quaid and Thomas Ziemann executed employment agreements with the Company on January 16, 2020 (the “Agreements”). The term for each of the Agreements is three years. Each of the officers shall receive 500,000 shares of the Company’s common stock and salary in the following amounts (i) $4,000 per month during the first ninety (90) days of the Agreements; (ii) an increase to $10,000 per month during any month in which the Company’s sales reach One Million Dollars ($1,000,000 or (iii) an increase to a total of $15,000 per month during any month in which the Company’s sales reach $3,000,000 per month. In addition, the executives are eligible for annual bonuses shall be paid as determined by the Board of Directors of Employer. Any of the executives may terminate the Agreement on ninety (90) days written notice and the Company may terminate the Agreement: (i) without advance notice if the executive is found guilty in a court of law of a felony or agreeing to a felony plea; (ii) if the executive breaches any of the provisions of the Agreement and the breach is not cured within 30 days written notice; and (iii) executive becomes disabled and cannot perform his duties hereunder and said disability continues for a period of twelve (12) consecutive months. The executives are eligible for benefits upon the establishment by the Company of a benefit plan. The Agreements also provide customary provisions or reimbursement, non-disclosure, confidentiality and other terms.

Security Ownership of Certain Beneficial Owners, page 17

10.	In light of the disclosure you provide in tabular footnote 3, please provide corresponding tabular entries for the shares and percentage beneficially owned by Daniel Capri. Currently the table shows that he beneficially owns no shares. Also revise to clarify the references to the two different entity names in the related tabular disclosure.

The Issuer has revised the Beneficial Ownership table to provide the entries for Mr. Cpri as well as Boomer Natural Holdings, Inc. as follows:

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Based solely upon information made available to us, the following table sets forth information regarding the beneficial ownership of our Common Stock as of March 11, 2020, held by: (i) each director and director nominees; (ii) each of the named executive officers; (iii) all of our directors and executive officers as a group; and (iv) each additional person or group who is known by us to own beneficially more than 5% of our Common Stock. Except as indicated in the footnotes below, the address of the persons or groups named below is c/o Boomer Holdings Inc., 8670 W Cheyenne Avenue, #120, Las Vegas Nevada 89129.

	Beneficial	Percent of Class
Shareholder (1)	Ownership	(2)
Michael Quaid, Director, Chief Executive Officer,	—	— %
Thomas Ziemann, Director, Chief Operating Officer	—	— %
Daniel Capri, Chairman, President (3)	120,980,739	94%

All Officers and Directors as a Group (3 persons)	—	— %

Other 5% Holders
Boomer Natural Holdings, Inc. (4)	120,980,739	94%

(1)The	address for all officers, directors and beneficial owners is 8670 W Cheyenne Avenue, #120, Las Vegas Nevada 89129.

(2)Based	upon 128,513,739 shares of Common Stock outstanding.

(3)Includes	the 120,980,739 shares beneficially owned by Boomer Naturals, Inc. over which Mr. Capri disavows beneficial ownership.
(4)Daniel	Capri holds voting and dispositive control over the shares held by Boomer Naturals Holdings, Inc. but disavows beneficial ownership of such shares.

Selling Stockholders, page 21

11.	We note your disclosure that you agreed to register 2,077,081 shares of common stock currently held by Boomer Natural Holdings, Inc., your principal stockholder, so that it could distribute such shares to certain of its stockholders and to register such shares for resale. We further note that the selling stockholders identified in the selling stockholder table appear to be stockholders of Boomer Natural Holdings, Inc. Although you state that the listed shares were "beneficially owned by each Selling Stockholder as of March 9, 2020," it appears that you include many more selling stockholders than you indicate at 12 held such shares at that date. Please confirm whether the distribution of shares by Boomer Natural Holdings, Inc. to its stockholders was completed prior to the date you filed the registration statement.

Boomer Natural Holdings, Inc. (“BNH”), a wholly-owned subsidiary of the Issuer and parent of Boomer Naturals, Inc. is the holder of 120,980,739 shares of the Issuer’s common stock. BNH has agreed to distribute 6,231,243 shares to the stockholders of Boomer Naturals, Inc. designated as “Distribution Shares” in the Selling Stockholder table upon the effectiveness of this Prospectus The Issuer has revised the disclosure to indicate that the Selling Stockholders are currently stockholders of Boomer Naturals, Inc., and do not presently hold any shares of the Issuer’s common stock.

Plan of Operations and Funding, page 28

12.	You disclose that in connection with your business plan, management anticipates additional increases in operating expenses and capital expenditures relating to: (i) developmental expenses associated with a start-up business and (ii) marketing expenses. Please revise your disclosure to provide more details regarding your business plan for the next 12 months, including a discussion of the activities relating to these expenses and the timelines and associated costs accompanying these activities.

The Issuer has revised the disclosure as follows:

Based on our current rate of expenditures and anticipated changes, we have estimated a total cash expenditure budget of approximately $7 million for the next 12 months, of which approximately $4 million is expected to be expended towards sales, $250,000 is expected to be expended toward product development and approximately $2.75 million is budgeted for working capital and general and administrative expenses.

We expect that working capital requirements will continue to be funded through a combination of our existing funds and further issuances of securities. Our working capital requirements are expected to increase in line with the growth of our business. Historically, we have financed our operations through private sales of equity securities and, in part, through sales of our products. We believe that our cash flow from operating activities and the sale of equity securities will be sufficient to meet our capital requirements for at least the next 12 months.

Item 16. Exhibits and Financial Statement Schedules, page 34

Please file copies of your bylaws, your Cheyenne Technology Center operating facility lease, and each of your three line of credit agreements entered into on July 1, 2019 as exhibits to your registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b) of Regulation S-K.

These items have been added as Exhibits to the Registration Statement.

Report of Independent Registered Public Accounting Firm, page F-1

13.	Please tell us why the audit report and financial statements being provided represent Boomer Naturals, Inc. instead of financial statements for the registrant, Boomer

Holdings, Inc. See Item 11(e) in Part 1 to Form S-1. We note that on page F-6 you disclose Boomer Naturals, Inc. is a wholly owned subsidiary of Boomer Holdings, Inc.

The acquisition will be accounted for as a “reverse merger” and recapitalization since the stockholder of Boomer Holdings, Inc. will own a majority of the outstanding shares of the common stock immediately following the completion of the transaction, the stockholders of Boomer Holdings, Inc. will have the significant influence and the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity, and Boomer Holdings, Inc. senior management will dominate the management of the combined entity immediately following the completion of the transaction. Furthermore, upon completion of the “reverse merger”, Boomer Naturals, Inc. will be a wholly owned subsidiary of Boomer Holdings, Inc.

Statement of Stockholders’ Equity, page F-4

14.	We note the cover page discloses share information has not been adjusted to give effect to the 3-for-1 forward split. We also note you disclose on page 26 the company approved the amendment of the articles of incorporation to increase the number of authorized shares and effect the forward-split. Please tell us how your share and earnings per share information is compliant with guidance in SAB Topic 4.C and ASC 260-10-55-12. Also tell us how the 42,837,913 common shares outstanding prior to the offering disclosed on page 3 reconciles with 121,446,757 common shares outstanding at December 31, 2019 as presented in your balance sheet and statement of stockholders’ equity.

The Issuer has adjusted all numbers to give effect to the forward split.

The 121,446,757 shares of common stock outstanding on the balance sheet are the shares of Boomer Naturals, Inc. whose financial statements as the accounting acquirer are included as exhibits to the Registration Statement.

2. Summary of Significant Accounting Polices

Recent accounting pronouncement not yet effective, page F-9

15.	Your disclosures under this heading indicate that you are still evaluating the impacts that ASU 2016-02 "Leases (Topic 842)" and ASU 2016-12 "Revenue from Contracts with Customers (Topic 606)" will have on your financial statements and related disclosures. However your disclosure also indicates that Topic 606 is effective for you for the year ended December 31, 2019 and that you adopted ASC 842 effective December 31, 2019. Please clarify whether you have adopted these standards and revise your disclosures, as applicable.

The Issuer has revised the standard as follows:

Recent accounting pronouncement not yet effective

FASB ASU 2016-02 “Leases (Topic 842)” – In February 2016, the FASB issued ASU 2016-02, which will require lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Classification will be based on criteria that are largely similar to those applied in current lease accounting, but without explicit bright lines. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model and the new revenue recognition standard. This ASU is effective for fiscal year beginning after December 15, 2019, including interim periods within those fiscal year beginning after December 15, 2020. The Company adopted ASC 842 (ASU 2016-02).) ~~We are currently evaluating the potential impact this standard will have on our financial statements and related disclosures.~~ The adoption of ASC 842 resulted in recording an adjustment to operating lease right of use assets and operating lease liabilities of $1,214,052 million and $1,251,896 million, respectively as of December 31, 2019. The difference between the operating lease ROU assets and operating lease liabilities at transition represented tenant improvements, and indirect costs that was derecognized. The adoption of ASC 842 did not materially impact our results of operation, cash flows, or presentation thereof.

The Issuer hereby acknowledges that:

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
·	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
·	the Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please do not hesitate to contact the undersigned or the Issuer’s counsel, Peter Campitiello, Esq. at (732) 867-9741.

Sincerely,

/s/ Mike Quaid

Mike Quaid, CEO